EMERALD DATA INC.

Atbrivosanas Aleja 5 – Rezekne, Latvia

Telephone (702)757-1148

March 6, 2015

Ms. Mara L. Ransom, Assistant Director

Mr. Michael Kennedy, Staff Attorney

United States Securities and Exchange Commission

Washington D.C.20549

Re:	Emerald Data Inc. Registration Statement on Form S-1 Filed November 28, 2014 File No. 333-200629

Dear Ms. Ransom and Mr. Kennedy,

Thank you for your review of our Registration Statement. Based upon your comments we have amended the Registration Statement as follows:

Prospectus Cover Page

1.

Please disclose the net proceeds that you may receive from this offering, assuming the sale of 25%, 50%, 75% and 100% of the shares offered. (emphasis added). Please refer to Item 501(b)(3) of Regulation S-K. In addition, please state that there is no guarantee that you will receive any proceeds from this offering. This comment also applies to the “Use of Proceeds” disclosure on page 13.

We have disclosed the proceeds to the company assuming the sale of 25%, 50%, 75% and 100% of the offering. We have also disclosed that the registration costs are being paid from cash on hand or from funds loaned to the Company by Mr. Kalnins. The Use of Proceeds section has also been revised.

Prospectus Summary, page 6

2.	You state here, as well as on page 25, that you intend to offer 4,000,000 shares when elsewhere throughout your prospectus you state that you plan to offer 2,000,000 shares. Please revise to clarify.

We apologize for the error; it has been corrected to 2,000,000 shares.

Use of Proceeds, page 13

3.

You disclose approximately $8,850 in offering expenses on page 6 and elsewhere in this registration statement. Please explain to us why you are showing zero offering expenses here to derive your net proceeds, or revise your tabular presentation accordingly. In this regard, please note net tangible book value per share after the offering should be calculated taking into consideration net proceeds after offering expenses. Refer to Item 506 of Regulation S-K.

As discussed in comment 1, the Company is paying the registration costs from cash on hand or from funds loaned to the Company by Mr. Kalnins.

1

EMERALD DATA INC.

Atbrivosanas Aleja 5 – Rezekne, Latvia

Telephone (702)757-1148

4.

Please discuss your plans in the event that substantially less than the maximum or 50% of proceeds are obtained and indicate the order of priority of your use of proceeds. Refer to Instruction 1 of Item 504 of Regulation S-K.

We have disclosed that in the event we raise less than 50% of the offering we will concentrate on maintaining our reporting status and the majority of available funds will be spent on Marketing and Advertising in an effort to maintain and increase our client base.

Dilution, page 13

5.

Please revise your filing to reflect the appropriate increase in net tangible book value related to present stockholders if 100% of the shares are sold. In this regard, your current disclosure appears to be showing the net tangible book value per share after the offering as opposed to reflecting the increase in net tangible book value per share related to current stockholders.

The disclosure has been corrected.

Management’s Discussion and Analysis or Results of Operations, page 15

6.

Please reconcile your disclosure in the second paragraph of this section that Mr. Kalnins has informally agreed to advance you funds if you are unable to raise capital through this offering with your disclosure in the fourth paragraph that you have no arrangements to raise additional cash, other than through this offering.

The disclosure in the fourth paragraph has been removed.

Plan of Operation, page 15

Development and manufacturing of the product, page 16

7.

We note your disclosure that you have entered into agreements with “J AND K, LINHAI FEELWAY, MAGIC STYLE, NINGBO GRAND, NINGBO JIADA AND PATIO DESIGN[.]” Please clarify whether each of these entities will be designing and manufacturing products for you, and, if so, the type of products that each will design and manufacture.

We are currently only offering products that are “off the shelf” products offered by the suppliers. Once we have completed the offering we will begin to offer clients the ability to custom design products. We will take the custom order to all of our suppliers and they will provide a price quote for the product which we will then pass on to our client. The best price and delivery option will be chosen for our clients.

8.

We note that the total cost of the development of your products is listed at $6,500. Please clarify whether this sum includes funds for inventory or if the costs are solely for the development of designs and samples.

These funds do not include any inventory, they are design costs only with one sample product.

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EMERALD DATA INC.

Atbrivosanas Aleja 5 – Rezekne, Latvia

Telephone (702)757-1148

Establish relationship with Distributors and Operators, page 16

9.	Please reconcile the disclosure here that your main clients are distributors with your disclosure in the Risk Factor section that you only have one customer.

The disclosure has been reworded to a future tense so there is no confusion to the reader.

Results of Operations, page 18

10.	Please clarify how you derived revenues from August 15, 2014 to August 31, 2014, considering that your plan of operation calls for the development of your product and you currently have no inventory.

We are currently selling “off the shelf” products that are offered by our suppliers. If we are successful in our offering we will begin to develop our own furniture and also offer clients the ability to custom design their own products. We keep no inventory to save on warehousing costs so we are able to pass the savings on to our clients.

Liquidity and Capital Resources, page 18

11.

You state here that your current cash on hand will be used to pay the fees and expenses of this offering, however, it appears that your fees and expenses for this offering ($8,850) are well in excess of your cash on hand. Also, your statements in the same paragraph that your president and director has verbally agreed to “loan the company funds to complete the registration process” suggests that he will be paying for some of the expenses of this offering. Please revise to clearly and consistently state how you intend to cover the expenses of this offering.

We have disclosed here and elsewhere in the registration statement that the Company is paying the registration costs from cash on hand or from funds loaned to the Company by Mr. Kalnins. The financial statements included in the filing have been updated to November 30, 2014 and show as of that date the Company had $11,398 in cash.

Description of Business, page 20

General, page 20

12.

Please reconcile the disclosure that you “have revenues of $40,600” with the disclosure on page 18 where you state that you “have not generated any revenues.” Please revise your filing to correct any similar disclosure discrepancies.

We have corrected the disclosure on page 18. The revenue figure has also been updated to the amount in the November 30, 2014 financial statements.

13.

We note your disclosure in the Risk Factor section that you currently have one customer. Please disclose the name of this customer and the impact your dependence on this customer has on your business. Refer to Item 101(h)(4)(vi) of Regulation S-K.

We have disclosed the name of our one customer and the impact our dependence on this customer has on our business.

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EMERALD DATA INC.

Atbrivosanas Aleja 5 – Rezekne, Latvia

Telephone (702)757-1148

Product, page 20

14.

Please clarify which table sets, chairs, sofas and other furniture you believe “are very popular outdoor [sic] in restaurants, resorts, private homes or just as stand-alone products” and state the basis for such statement.

General market research done by our director shows table sets, chairs, sofas and other furniture similar to those we will offer are very popular outdoors in restaurants, resorts, private homes or just as stand-alone products. Our director conducted limited market research and talked to restaurant owners and some resorts buyers. His conclusion was that what we offer is what they are looking for, at fair price and high quality.

15.	Considering you have already generated limited sales, please also clarify to what extent you have already designed and manufactured some of your products.

We are currently selling “off the shelf” products that are offered by our suppliers. If we are successful in our offering we will begin to develop our own furniture and also offer clients the ability to custom design their own products.

Target Market, page 20

16.

Please clarify what you mean by “contemporary market.” In this regard, we note that it is unclear whether you are discussing a specific type of product design or the type of customers you are aiming to attract.

By contemporary market we mean particular buyers who are looking for latest trends in furniture and who our company is looking for sale to.

Directors, Executive Officers, Promoters and Control Persons, page 23

17.	Please discuss the specific experience, qualifications, attributes or skills that led you to select Mr. Kalnins as your sole director. Please refer to Item 401(e)(1) of Regulation S-K.

Mr. Kalnins has, for the last three years, been managing his own furniture showroom business and has an extensive history in designing furniture. Based on Mr. Kalnins experience we concluded that he is best person to run our company.

Report of Independent Registered Public Accountant, page F-2

18.

Please amend your filing to provide an audit report that covers the financial statements included within the prospectus. In this regard, the current audit opinion refers to the results of operations and cash flows for the years ended June 30, 2014 and 2013.

The auditor has provided us with a corrected report.

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EMERALD DATA INC.

Atbrivosanas Aleja 5 – Rezekne, Latvia

Telephone (702)757-1148

Notes to the Financial Statements, page F-7

Note 6: Income Taxes, page F-9

19.	Please amend your filing to provide all of the disclosures required by ASC 740-10-50 or tell us how your current disclosures substantially satisfy those requirements.

The notes to the financial statements have been revised to satisfy the requirements of ASC 740-10-50.

Exhibits, page 32

20.	Please file the form of subscription agreement that you plan to use in the offering as an exhibit to the registration statement. Please refer to Item 601(b)(4) of Regulation S-K.

A form of subscription agreement we plan to use has been added as an exhibit.

Exhibit 5.1

21.

We note that counsel has “examined copies of the Registration Statement and all exhibits thereto as well as the amendments to the Registration Statement.” (emphasis added). As this registration statement has no amendments, please have counsel revise his opinion to remove the italicized language above.

Counsel has provided us with a corrected opinion letter.

The company acknowledges that:

☐	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

☐

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

☐

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Janis Kalnins

Janis Kalnins

President

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